UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June 2009
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

     This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.
     The following exhibits are being re-filed to include certain appendices that were inadvertently omitted.
SUBMITTED HEREWITH:
Exhibits

4.1
Credit Agreement dated June 24, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V. (originally filed on July 22, 2005 as Exhibit 10.7 to the Registrant’s Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825)).
Filed with the Form 6-K for the month of June 2009 as originally filed on June 2, 2009.

4.2
Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V. (originally filed on October 11, 2005 as Exhibit 10.22 to the Registrant’s Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825)).
Filed with the Form 6-K for the month of June 2009 as originally filed on June 2, 2009

4.3
Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank-Unie N.V. (originally filed on October 11, 2005 as Exhibit 10.23 to the Registrant’s Amendment No. 2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825)).
Filed with the Form 6-K for the month of June 2009 filed on June 2, 2009

4.4
Amended Credit Agreement dated August 12, 2008 among Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven with Hollandsche Bank — Unie N.V. (originally filed on April 15, 2009 as Exhibit 4.55 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
Filed with the Form 6-K for the month of June 2009 filed on June 2, 2009

4.5
Credit Agreement dated May 7, 2007 among Adventure Two S.A., Adventure Three S.A. and Hollandsche Bank — Unie N.V. (originally filed as Exhibit 10.32 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007)
Filed herewith

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: June 26, 2009

By:	/s/ Alexios Varouxakis
	Name:	Alexios Varouxakis
	Title:	Secretary

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